JACC Studios Inc

18124 Wedge Pkwy, Ste 1050

Reno, NV 89511

October 28, 2015

Securities and Exchange Commission

Attn: Mark P. Shuman

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: JACC Studios Inc

Registration Statement on Form S-1 Filed September 24, 2015

File No. 333-207103

On behalf of JACC Studios Inc (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated October 19, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Zhongbo Jia

Cover Page

1.	Revise your disclosure here and throughout the filing to clarify that the selling shareholders will sell their shares at a fixed price for the duration of the offering.

Response: revised

2.	Please revise to include a page number in your cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Response: revised

Summary Information and Risk Factors Prospectus Summary

The Company

Business Overview, page 1

3.	We note your disclosure on page 2 that pursuant to Section 107(b) of the JOBS Act you have elected to irrevocably opt out of the extended transition period for complying with new or revised accounting standards as allowed for under Section 102(b)(2). This contradicts your disclosure within the first risk factor on page 11. Please revise your disclosures accordingly.

Response: revised

Risk Factors, page 5

4.	Please add a risk factor that highlights the consequences of shell company status and includes a discussion on the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: risk factor added

5.	Please advise whether your executive officer resides in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officer. This risk factor should address the risk U.S. stockholders face in:

•           effecting service of process within the United States on your officer;

•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against your officer;
•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and
•	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

Response: risk factor added

Because Mr. Jia has other outside business activities..., page 8

6.	Your statement that Mr. Jia will only be devoting between 20-75% of his time, or eight to thirty hours per week, to your operations is inconsistent with your statement on page 5 that he will devote between five and ten hours per week to the Company’s business. Please advise or revise.

Response: revised

Plan of Distribution, page 14

7.	Your statement that the selling shareholders may be deemed to be engaged in a distribution and may be considered to be an underwriter is inconsistent with your disclosure elsewhere in the prospectus that the selling shareholders are underwriters. Please advise or revise.

Response: revised

Description of Business, page 17

8.	Your business description states only that you intend to assist Chinese online game developers in accessing the North American market. Please revise this generic description to provide more specific detail regarding the scope of your proposed business.

Response: revised

Our first step is to build the JACC platform to assist Chinese online game developers and operators to have access to North American market, which is including: English translation and game re-production, re-production is to need hiring US local online game software programmers to re-produce the games, so this can create some of job positions in the states. We also intend to assist US online game developers and operators to use JACC platform to promote their online games to China and the other Asian countries. General speaking, JACC platform is an online game platform for every online game developers and operators in North America and Asia.

9.	Please expand your business section to include a discussion of the country or countries in which you plan to operate and any material factors likely to impact your business operations such as government regulations, political and economic stability and any other material challenges and risks.

RESPONSE: revised

As a part of function of JACC platform, JACC will have the professional team including US lawyers to review every game content, every game is on JACC platform must meet US online game laws and regulations.

10.	Please revise to more specifically describe the material business contacts Mr. Jia has developed over the years and discuss how they will be relevant to your proposed business.

RESPONSE: revised

As a part of function of JACC platform, JACC will have the professional team including US lawyers to review every game content, every game is on JACC platform must meet US online game laws and regulations.

Legal Proceedings, page 18

11.	With a view towards disclosure, please tell us whether Mr. Jia has been involved with any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

RESPONSE: REVISED

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 21

12.	Please revise your disclosure to provide a more detailed and granular discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

RESPONSE: revised

JACC planned to implement the marketing plan within next 3 months, will rent an office in Seattle and will hire local marketing staff and will contract a game developer in Seattle area to do the game re-production. As soon as JACC Studios Inc. up to trading on OTCBB, company will start to raise fund to start the marketing campaign in the states. Company will hire local software programmers and system integration personnel to maintain the servers and the database.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 21

13.	Please revise to disclose Mr. Jia’s principal occupation and employment during the past five years. Refer to Item 401(e)(1) of Regulation S-K. Ensure that the period covered is a continuous period of not less than five years.

Response: revised

In July 1997, Mr. Jia was the General Manager and a member of the board of directors of Dalian Beigang Information Industry Development Co., Ltd.

In 2006, Mr. Jia invested into a digital photo finishing kiosk project, and was vice president of BCI Digiphoto Technology Inc.

In 2013, Mr. Jia invested into Beijing Zuru International Co., Ltd. For online game development and operation in China. Mr. Jia is Vic-general manager and Vice-president.

In 2014, Mr. Jia is Director and President of JACC Studios Inc. until now.

Executive Compensation

Summary Compensation Table, page 23

Directors’ Compensation

Employment Contracts and Officers’ Compensation

14.	Your disclosure that the company was incorporated on April 24, 2015 is inconsistent with the rest of the filing which states that the company was incorporated on April 24, 2014. Please advise or revise.

Response: revised

Financial Statements

Notes to Financial Statements (December 31, 2014)

Note 7 – Subsequent Events, page F-16

15.              Please revise to include the actual date through which subsequent events were evaluated.

Response: revised

Exhibits

16.	We note that Exhibit 3.1 appears to be a separate jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the correct document formats.

Response: refiled